Exhibit 8.1

LIST OF SUBSIDIARIES

Subsidiaries	Place of Incorporation
PSI Group Holdings Ltd	Cayman Islands
PSI (BVI) Ltd.	British Virgin Islands
BGG (BVI) Ltd.	British Virgin Islands
Profit Sail Int’l Express (HK) Limited.	Hong Kong SAR
Business Great Global Supply Chain Limited	Hong Kong SAR
AIB Acquisition Corporation	Cayman Islands